M E M O R A N D U M
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Deputy General Counsel
DATE:	January 20, 2022
SUBJECT:
Response to comments to the initial registration statements (each, as applicable, a “Registration Statement” and, collectively, the “Registration Statements”) filed on Form N-14 on December 16, 2021, for the funds of the JNL Series Trust (“the “Trust”) as listed in the following reorganizations:

	File No.	Acquired Funds	Acquiring Funds
	333-261677	JNL/BlackRock Advantage International Fund	JNL/DFA International Core Equity Fund
	333-261678	JNL/Franklin Templeton Growth Allocation Fund	JNL Growth Allocation Fund

This memorandum addresses legal comments received via telephone on January 12, 2022, from the U.S. Securities and Exchange Commission staff (the “Commission Staff”) regarding the Registration Statements.

The comments are repeated below in italics, with responses immediately following. Capitalized terms used herein have the same meaning as in the Registration Statements.

A.	Global Comments
       (Applicable to all file numbers listed above)

1.	Please include the FAST ACT hyperlinks within the Registration Statements for any information incorporated by reference.

RESPONSE: The Registrant has made the requested updates.

2.
Please supplementally confirm that the fees and expenses in the following sections of each Registration Statement represent the current fees and expenses once the Registration Statements become effective: (i) the “Operating Expenses” bullet point on page 3, (ii)  the “Comparative Fee and Expense Tables” section, and (iii) the tables under the “Management Fees” section.

RESPONSE: The Registrant confirms that this information reflects the current fees and expenses for each Fund as of the Registration Statements’ effective date in accordance with Item 3 of Form N-14.

3.	In the “Comparative Fee and Expense Tables” section of each Registration Statement, please consider reformatting the tables to present separate tables for each share class for ease of comparison.

RESPONSE: The Registrant respectfully declines this comment. However, in response to the Staff’s comment, the Registrant has added shading to the tables for ease of comparison.

4.	Please update the Registration Statements to include performance tables as of December 31, 2021.

RESPONSE: The Registrant has made the requested updates.

5.	In the “Portfolio Turnover” section of each Registration Statement, please clarify whether the portfolio turnover rate for June 30, 2021 is for an annual or six-month period.

RESPONSE: The Registrant has made the requested updates.

B.	Legal Comments for 333-261677
(JNL/BlackRock Advantage International Fund into JNL/DFA International Core Equity Fund)

1.
On page 2 of the Registration Statement, in the second and fourth bullets discussing principal investment strategies and principal risks, respectively, please state that the Acquiring Fund’s greater emphasis on small capitalization companies may result in greater risk.

RESPONSE: The Registrant has made the requested updates.

2.
On page 2 of the Registration Statement, in the second bullet point discussing principal investment strategies, please provide the market capitalization range of the Acquiring Fund and provide the average and median market capitalization of a company held by the Acquiring Fund and Acquired Fund.

RESPONSE: The Registrant has made the requested updates.

3.	On page 3 of the Registration Statement, under the fourth bullet point discussing operating costs, please clarify what is meant by “the BlackRock Fund’s holdings will be aligned.”

RESPONSE: The Registrant has made the requested updates.

C.	Comments for 333-261678
(JNL/Franklin Templeton Growth Allocation Fund into JNL Growth Allocation Fund)

1.
In the letter to contract owners in the Registration Statement, please consider adding language describing the steps being taken for the in-person shareholder meeting in light of COVID-19, including that shareholders practice social distancing.

RESPONSE: The Registrant has made the requested updates.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File